14048814

Mail Processing Section

MAR 04 2014

Washington DC 405

ma 3/20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66972

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Frontier Solutions, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 Northside Parkway, Building 11 Suite 200
(No. and Street)

Atlanta	GA	30327
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debbie Terry (404) 879-5153
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 West Courtyard Drive, Ste 500	Austin	Texas	78730
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mm

OATH OR AFFIRMATION

I, George Davis Vick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frontier Solutions, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[signature]

Signature

Chief Compliance Officer

Title

My commission expires 8-16-14
Cobb County, GA
Deborah W Berry
Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frontier Solutions, LLC

(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)

Financial Statements and Supplemental Schedule
(With Independent Auditors' Report Thereon)

December 31, 2013

PMB Helin Donovan
CERTIFIED PUBLIC ACCOUNTANTS

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Index to Financial Statements and Supplemental Schedule
December 31, 2013

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
Frontier Solutions, LLC:

We have audited the accompanying financial statements of Frontier Solutions, LLC (a wholly owned subsidiary of Aspen Partners, Ltd.) (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frontier Solutions, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, TX
February 26, 2014

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Statement of Financial Condition
December 31, 2013

ASSETS		
Cash	$	217,994
Placement fees receivable		1,134,513
Other receivables		64,922
Prepaid expenses and other assets		16,088
TOTAL ASSETS	$	1,433,517
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	1,149,302
Related party payable		11,369
TOTAL LIABILITIES		1,160,671
TOTAL MEMBER'S EQUITY		272,846
TOTAL LIABILITIES AND MEMBERS'S EQUITY	$	1,433,517

See notes to financial statements and independent auditors' report.

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Statement of Income
For the Year Ended December 31, 2013

REVENUE	$ 6,534,722
EXPENSES:	
Commissions	6,190,244
Employee compensation and benefits	61,678
Communications	2,071
Occupancy	2,700
Professional fees	10,132
Office expense and supplies	742
Regulatory fees	32,151
Other expenses	13,309
Total expenses	6,313,027
NET INCOME	$ 221,695

See notes to financial statements and independent auditors' report.

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2013

Balances at January 1, 2013	$	191,151
Net income for the year ended December 31, 2013		221,695
Distributions to member		(140,000)
Balance at December 31, 2013	$	272,846

See notes to financial statements and independent auditors' report.

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flows from operating activities:		
Net income	$	221,695
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Change in operating assets and liabilities:		
Placement fees receivable		(756,536)
Other receivables		(36,843)
Prepaid expenses and other assets		7,283
Accounts payable and accrued expenses		737,446
Related party payable		5,142
Net cash provided by operating activities		178,187
Cash flows from investing activities:		
Net cash used in investing activities		-
Cash flows from financing activities:		
Distributions to member		(140,000)
Net cash used in financing activities		(140,000)
Net increase in cash		38,187
Cash at beginning of year		179,807
Cash at end of year	$	217,994
Supplemental Disclosures		
Cash paid for:		
Income taxes	$	-
Interest	$	-

See notes to financial statements and independent auditors' report.

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Notes to Financial Statements
December 31, 2013

Note 1 - Nature of Business

Frontier Solutions, LLC (the "Company") was organized on May 3, 2005 and is engaged in the business of providing marketing and distribution services for the investment programs of Aspen Partners, Ltd. The Company is a wholly owned subsidiary of Aspen Partners, Ltd. (the "Parent") and was incorporated in the State of Georgia on May 3, 2005. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides registration and compliance services for registered representatives engaged in third-party marketing as independent contractors to private investment funds. As the Company does no retail business it has no clearing firm, and clears no trades.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of the Rule. Under these exempt provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial instruments
The carrying amounts of the Company's financial assets such as cash, receivables, prepaid expenses and other assets, and payables approximate fair value due to the short-term maturities of these instruments.

Securities Transactions
Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

Trading Profit
Trading profits include gains and losses on securities traded as well as adjustments to record securities positions at market value.

Revenue and Expense Recognition
Revenues and expenses are recognized on the accrual basis. Revenues are recognized in the period earned and expenses when incurred.

Subsequent Events

The Company evaluates events that occur subsequent to the balance sheet date of periodic reports, but before financial statements are issued for periods ending on such balance sheet dates, for possible adjustment to such financial statements or other disclosure. This evaluation generally occurs through the date at which the Company's financial statements are electronically prepared for filing with FINRA. For the financial statements as of and for the period ending December 31, 2013, this date was February 26, 2014.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 or 6.667% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $191,836 and net capital requirements of $77,378. The Company's ratio of aggregate indebtedness to net capital was 6.05 to 1.

Note 4 - Related Party Transactions

The Company has a revenue sharing agreement with its Parent under which the Parent may transfer, on a monthly basis, up to 50% of its gross revenues generated from management fees, performance based fees, and administrative fees of all investment products for which registered representatives of the Company are paid a commission. During the year ended December 31, 2013, the Company did not pay commissions to the registered representatives associated with the Parent's investment products; therefore, no revenues were allocated to the Company.

During the year ended December 31, 2013, the Company had an expense sharing agreement with its Parent. The expense sharing agreement details certain expenses which may be assumed by its Parent, which are related to the Company's business as a broker-dealer. As of December 31, 2013, the Parent paid expenses on behalf of the Company in the approximate amount of $68,000 which is included in the statement of income of the Company for the year ended December 31, 2013. At December 31, 2013, the Company had a related party payable of $11,369 due to the Parent for expenses under the agreement.

Note 5 - Commitment and Contingencies

Concentrations and Off Statement of Financial Condition Risk

The Company deposits its cash with financial institutions. Periodically such balances may exceed applicable FDIC insurance limits. As of December 31, 2012, all non-interest bearing demand deposits were fully insured by the FDIC. Beginning January 1, 2013, non-interest bearing deposits are insured by the FDIC up to $250,000 per institution. At December 31, 2013, the Company did not have cash balances in excess of the then current federally insured limits.

Schedule I

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2013

Total member's equity qualified for net capital		$ 272,846
Less:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		272,846
Deductions and/or charges		
Non-allowable assets:		
Other receivables	64,922	
Prepaid expenses and other assets	16,088	(81,010)
Net capital before haircuts on securities positions		191,836
Haircuts on securities		-
Undue concentration		-
Net capital		$ 191,836
Aggregate indebtedness		
Accounts payable and accrued expenses		$ 1,149,302
Related party payable		11,369
Total aggregate indebtedness		$ 1,160,671
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		$ 77,378
Net capital in excess of minimum requirement		$ 114,458
Ratio of aggregate indebtedness to net capital		6.05 to 1
Net capital, as reported in the Company's Part II (unaudited) Focus report filed with FINRA on January 27, 2014		$ 196,153
Audit adjustments:		
Net effect of audit adjustments on member's equity		(6,171)
Net effect of audit adjustments on non-allowable assets		1,854
Net capital per audit		$ 191,836

See notes to financial statements and independent auditors' report.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors and Member of
Frontier Solutions, LLC:

In planning and performing our audit of the financial statements of Frontier Solutions, LLC (a wholly owned subsidiary of Aspen Partners, Ltd.) (the "Company") as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures , as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 26, 2014

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Regarding Form SIPC-7

To the Board of Directors and Member of
Frontier Solutions, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Frontier Solutions, LLC (a wholly owned subsidiary of Aspen Partners, Ltd.) (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 26, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ________________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066972 FINRA DEC

Frontier Solutions Inc
4200 Northside Parkway
Building 11 Suite 200
Atlanta, GA 30327

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 16,337
B.	Less payment made with SIPC-6 filed (**exclude interest**) 8-10-2013 Date Paid	(5157)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	11,180
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	-
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 11,180
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Frontier Solutions LLC
(Name of Corporation, Partnership or other organization)

Deborah H Deny
(Authorized Signature)

CFO
(Title)

Dated the 20 day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-13
and ending 12-31-13

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,534,722
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	6,534,722
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	-0-
2d. SIPC Net Operating Revenues	$ 6,534,722
2e. General Assessment @ .0025	$ 16,337 (to page 1, line 2.A.)